Cynosure, Inc.
5 Carlisle Road
Westford, Massachusetts 01886
December 6, 2005
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Alan Morris

Re:	Cynosure, Inc. Registration Statement on Form S-1 (File No. 333- 127463) Request for Acceleration
Ladies and Gentlemen:
     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Cynosure, Inc., a Delaware corporation, hereby requests that the above-referenced Registration Statement be made effective as of 3:00 p.m., Eastern time, on December 8, 2005, or as soon thereafter as practicable.

Very truly yours, CYNOSURE, INC.
By:	/s/ Timothy W. Baker
Timothy W. Baker
Executive Vice President, Chief Financial Officer and Treasurer